Item 77I - 	Deutsche Global Income Builder
Fund (a series of Deutsche Market
Trust)
Class T shares for Deutsche Global Income Builder
Fund became effective on February 1, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of June 23, 2017, Class T shares were not available for purchase for Deutsche Global Income Builder Fund.